Mail Stop 3561


January 9, 2006

Craig Hodgkins
Marine Growth Ventures, Inc.
405-A Atlantis Road
Cape Canaveral, Florida 32920

      	Re:	Marine Growth Ventures, Inc.
      		Amendment No. 1 on Form SB-2
      		File No. 333-128077
      		Filed December 19, 2005

Dear Mr. Hopkins:

      We have reviewed your amended filing and your response letter dated December 16, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Prospectus Summary, page 1
Marine Growth Ventures, Inc., page 1
1. Please more clearly disclose the status of your current operations.
We refer you to prior comment 3 from our September 2, 2005 comment letter. For example, please revise your opening statement that you are "engaged in various marine industry operations" to instead convey the following information:

* Your current operations to date have consisted solely of ship management services and consulting fees from related parties;
* You do not expect any revenues from these sources in the next year.
In this regard, Sophlex Ship Management, Inc.`s sole customer`s ship was destroyed by fire and you will earn no further ship management fees from this contract. In addition, you do not expect future consulting fees from related parties;
* The other operations that you mention are planned operations in the development stage;
* You currently have no sources of revenues or other funding to begin any of your planned operations.

Similarly revise your disclosure about your prior and planned operations throughout the document.
Risk Factors, page 2
2. Please update the disclosure in your prospectus to the latest practicable date. For example, your risk factor, "We Have Only Limited Indications Of Acceptability Of Our Cruise Timeshare..." on page 4 speaks as of August 31, 2005.
Management`s Discussion and Analysis, page 7
Liquidity and Capital Resources, page 8
3. We note that you converted $224,000 of debt into almost 18 million shares of common stock in November 2004. Please disclose when you received the loan, whether the loan was from a related party, and how you used the proceeds from the loan.
4. We also note that you used the proceeds from your private placement in 2005 to repay an outstanding debt obligation to Frank Crivello. Disclose the amount of the loan that you repaid and how you used the proceeds from the loan.

Plan of Operation and Financing Needs, page 8
5. Provide detailed disclosure of how you plan to fund the purchase, refurbishing and operations of the cruise vessel. Currently, you simply list the amount of funds needed for each step, but do not disclose when or how you will obtain the funding. As requested in prior comment 23, discuss how management`s business plans will change or be curtailed if the expected liquidity proves to be insufficient.
Indicate the likelihood that the company will have access to sufficient funds to meet specifically identified obligations rather than merely stating that you "do not have sufficient cash reserves to meet all of [your] anticipated obligations for the next twelve months and there can be no assurance that [you] will ultimately close on the necessary financing."
6. Furthermore, we note your statement that the owners of the cruise vessel "have agreed to a finance plan that meets our available funding." Please explain how you are able to pay a $1,000,000 downpayment and payments of $200,000 per month for the first year.
7. Please file your letter of intent or agreement to purchase the cruise vessel that you have identified. Please also file any related contracts, such as the proposed financing plan.
Results of Operations, page 9
8. We note your reference to "loan fee income" under your discussion of "Other Income (Expense)." Please explain how you generated loan fee income.
Business, page 11
Crewing and Management Services, page 11
9. Please file your agreements with employment agencies as exhibits, or explain in your response letter why you do not believe that they are required to be filed under Item 601(b)(10) of Regulation S-B. If the agreements are oral, please disclose this fact and explain the risks of having only oral contracts with the employment agencies. Financing Services, page 13
10. Please discuss in MD&A the $2.0 million loan you received from one of your shareholders as well as the apparent loan you then made to the purchaser of a cruise vessel. Describe the terms of each loan, including the parties to the loans, and file each loan agreement as an exhibit. If these loans involve the loan to Royal Pacific that you describe in response to prior comment 57, explain how the loan was breached, how you attempted to foreclose on the mortgage of the vessel, whether it was this vessel that was destroyed by a fire and how you resolved the lawsuit.
Cruise Timeshare, page 13
11. In response to prior comments 42, 43 and 49, you stated that you were providing to us, on a supplemental basis, information that we requested. We have not received any supplemental information from you. Please tell us when you will be providing us with the information that we requested in prior comments 42, 43 and 49.
Our Strategy, page 14
12. Please prominently highlight that you do not have a signed agreement with Cruise Timeshare Two, Inc. and that, as a result, the terms of the tentative agreement that you describe may be changed. Remove any inference that you have a binding agreement. Disclose why you do not have a signed agreement and when you intend to enter into an agreement.
13. Explain what "profits" you intend to be split equally between you and Cruise Timeshare Two.

Financial Statements - December 31, 2004

14. Refer to your response to comment 66. Please provide the audited financial statements of Sophlex for the periods required by Item 310(c) of Regulation S-B. Rule 310(c)(3)(ii) of Regulation S-B does not require a separate audited balance sheet since the acquisition occurred prior to your latest audited balance sheet date of December
31, 2004. However, you are still required to provide all other financial statements for the business acquired.

Financial Statements - September 30, 2005

15. We note on page F-21 that one customer accounted for your total revenue for the interim period ended September 30, 2005. We also note that you have an accounts receivable balance of $37,272 as of September 30, 2005. Please revise the notes to include an accounting policy for accounts receivable, including your policy for determining your allowance for doubtful accounts. Expand MD&A to discuss the status of the receivable with this customer and revise Note 10 on page
F-22 accordingly.

16. Refer to Note 10 on page F-21. We note that you are assisting your customer in their insurance claims. Please expand the disclosure to clarify whether the collection of your receivable with this customer is contingent on receiving insurance claims. If your analysis of the collectibility of your receivable with the customer is contingent on the customer receiving insurance proceeds, please revise the financial statements to provide for an allowance for doubtful accounts, as the contingent gain to your customer should not be reflected in your financial statements until the contingency is resolved. See paragraph 17 of FAS 5 for guidance on accounting for gain contingencies.

Undertakings, page II-2
17. Effective December 1, 2005, Item 512 of Regulation S-B was amended to include additional undertakings required in registration statements filed under the Securities Act of 1933. The additions to Item 512, if applicable, must be included in any pre-effective amendment to a registration statement filed on or after December 1, 2005. See Question and Answer 3, included in the Division of Corporation Finance`s "Securities Offering Reform Transition Questions and Answers," available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Please revise to include those additional undertakings that are applicable to your company.

	* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Claire DeLabar at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel


??

??

??

??

Craig Hodgkins
Marine Growth Ventures, Inc.
January 9, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE